Exhibit 3.37

ARTICLES OF INCORPORATION

OF

VIKING TRUCK & EQUIPMENT SALES, INC.

FIRST:  The name of this corporation shall be Viking Truck & Equipment Sales, Inc.

SECOND:  The place in Ohio where its principal office is to be located is Fairfield, Butler County, Ohio.

THIRD:  The primary purpose which this corporation is formed is a to engage in any lawful act or activities for which corporations may be formed under Sections 1701.01 to 1701.98, inclusive, of the Ohio Revised Code.

FOURTH:  The authorized number of shares which the corporation is authorized to have outstanding is Seven Hundred Fifty (750), all of which shall be designated Common Shares and shall be without par value.

FIFTH:  The amount of stated capital with which the corporation will begin business is Five Hundred Dollars (500.00).

SIXTH:  When authorized by the affirmative vote of the Board of Directors, without the action or approval of the shareholders of this corporation, this corporation may purchase, or contract to purchase, at any time and from time to time, shares of any class issued by this corporation, voting trust certificates for shares, bonds, debentures, notes, script, warrants, obligations, evidences of indebtedness or any other securities of this corporation, for such prices and upon and subject to such terms and conditions as the Board of Directors may determine provided that no such purchase shall be made, pursuant to any such contract or otherwise, if after such purchase the assets of this corporation would be less than its liabilities plus stated capital or if it is insolvent as defined in the General Corporation Law of Ohio or if there is reasonable ground to believe that by such purchase it would be rendered insolvent.

SEVENTH:  No contract or transaction shall be void or voidable with respect to the corporation for the reason that it is between the corporation and one or more of its directors or officers, or between the corporation and any other person in which one or more of its directors or officers are directors, trustees, or officers, or have a financial or personal interest, or for the reason that one or more interested directors or officers participate in or vote at the meeting of the directors or a committee thereof which authorizes such contract or transaction, if any such case (a) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the directors or the committee and the directors or committee, in good faith reasonably justified by such facts, authorize the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum, or (b) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon and the contract or transaction is specifically approved at a meeting of the shareholders held for such purpose by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the corporation held by persons not interested in the contract or transaction; or (c) the contract or transaction is fair as to the corporation as of the time it is authorized or approved by the directors, a committee thereof, or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the directors, or of a committee thereof which authorizes the contract or transaction.